EXHIBIT 11
Statement Regarding Computation of Per Share Earnings
SOUTHERN MISSOURI BANCORP, INC. AND SUBSIDIARY
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
	Year Ended June 30,
	2017	2016	2015
(dollars in thousands except per share data)
Basic Average shares outstanding	7,483,350	7,430,170	7,337,437

Net income	$15,552	$14,848	$13,668
Less: effective dividend on preferred shares	-	85	200
Net income available to common stockholders	$15,552	$14,763	$13,468
Basic earnings per share available to common stockholders	$2.08	$1.99	$1.84

Diluted Average shares outstanding	7,483,350	7,430,170	7,337,437
Net effect of dilutive securities – based on the treasury stock method using the period end market price, if greater than average market price	27,530	28,589	169,795
Total	7,510,880	7,458,759	7,507,232

Net income	$15,552	$14,848	$13,668
Less: effective dividend on preferred shares	-	85	200
Net income available to common stockholders	$15,552	$14,763	$13,468
Diluted earnings per share available to common stockholders	$2.07	$1.98	$1.79